Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

15,004,239 Outstanding Shares of Common Stock

of

PetroSearch Energy Corporation

at

$0.33 Net Per Share

pursuant to the Offer to Purchase dated June 22, 2009 by

Tiberius Capital, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 7, 2009, UNLESS THE OFFER IS EXTENDED.

June 22, 2009

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

Tiberius Capital, LLC, an Illinois limited liability company (“Purchaser”), is making a third-party tender offer for, and offering to purchase, 15,004,239 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PetroSearch Energy Corporation, a Nevada corporation (“PetroSearch”), at a net price per Share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates (as defined in the Offer to Purchase) are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in the Offer to Purchase), such Shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in the Offer to Purchase. See the Letter of Transmittal. Delivery of documents to the Book-Entry Transfer Facility (as defined in the Offer to Purchase) in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The Offer is conditioned upon, among other things, Purchaser being satisfied, in its reasonable discretion, that: (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by Purchaser, represents a majority of the total number of Shares then outstanding on a fully diluted basis (including Shares into which outstanding shares of convertible preferred stock of PetroSearch are convertible); (ii) the stockholders of PetroSearch have not approved the proposed Agreement and Plan of Merger, dated as of March 30, 2009, by and among PetroSearch, Double Eagle Petroleum Co. (“Double Eagle”), and DBLE Acquisition Corporation, a wholly owned subsidiary of Double Eagle, attached as Appendix A to the Preliminary Proxy Statement/Prospectus of PetroSearch included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Double Eagle on June 16, 2009; (iii) no takeover defenses (such as a “poison pill” stockholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current three members, or any further issuance of preferred stock) exist for PetroSearch immediately prior to the expiration of the Offer; (iv) PetroSearch retains a minimum of $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on combinations with interested stockholders set forth in Sections 78.411-44 of the Nevada Revised Statutes are inapplicable to the Offer; and (vi) the total stockholders’ equity of PetroSearch is at least $19 million immediately prior to the expiration of the Offer. Other conditions of the offer are described herein under the caption “Conditions of the Offer.” The Offer is not subject to any financing condition.

Purchaser reserves the right (but will not be obligated) to purchase more than 15,004,239 Shares, if more than 15,004,239 Shares are tendered. If more than 15,004,239 Shares are tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined herein), and Purchaser elects to purchase at least 15,004,239 Shares but fewer than the number of Shares tendered, then Purchaser will purchase the elected number of Shares on a pro rata basis from all tendering stockholders. The number of Shares that Purchaser will purchase from each tendering stockholder will be based on the total number of Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

•	Offer to Purchase dated June 22, 2009;

•	Letter of Transmittal to be used by stockholders of the Company in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);

•	Notice of Guaranteed Delivery with respect to the Shares;

•

A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

•	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

•	A return envelope addressed to Mellon Investor Services LLC (the “Depositary”).

Purchaser urges you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 11:59 P.M., New York City time, on August 7, 2009, unless the Offer is extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share certificates (or a timely Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, effected pursuant to the procedures set forth in the Offer to Purchase), an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than Mellon Investor Services LLC (which is the “Information Agent” as well as the Depositary), as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Inquiries and requests for additional copies of the enclosed materials may be directed to the Information Agent at the address(es) and telephone number(s) for the Information Agent set forth in the Offer to Purchase.

Very truly yours,

Tiberius Capital, LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER OR THE DEPOSITARY AND INFORMATION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.